Exhibit 99.1

eLong Reports Fourth Quarter and Full Year 2014 Unaudited Financial Results

Mobile bookings comprised 55% of eLong brand room nights in the fourth quarter

BEIJING, February 5, 2015 /PRNewswire/ — eLong, Inc. (Nasdaq: LONG), a leading mobile and online travel service provider in China, today reported unaudited financial results for the fourth quarter and full year ended December 31, 2014.

Highlights – Fourth Quarter 2014

•	Hotel room nights stayed in the fourth quarter increased 27% to 9.4 million room nights compared to 7.4 million in the prior year period.

•	Mobile bookings comprised approximately 55% of eLong brand room nights* in the fourth quarter, and cumulative downloads of eLong mobile apps reached 132 million.

•	Domestic hotel coverage network expanded 186% to over 200,000 domestic hotels as of December 31, 2014, compared to 70,000 as of December 31, 2013.

•	More than 28,000 properties have contracted to use the free, cloud-based, multi-device hotel property management systems, Yunzhanggui and Zhuzhe, produced by our investee companies.

•	eLong named one of the “Top 10 Employers Most Followed by College Students” by Zhaopin.com and Beijing University.

Highlights – Full Year 2014

•	Hotel room nights stayed in 2014 increased 32% to 34.2 million room nights compared to 25.8 million in 2013.

•	Hotel revenue in 2014 increased 9% to RMB938.8 million (US$151.3 million), compared to RMB858.2 million (US$141.8 million) in 2013.

•	Net revenues in 2014 increased 8% to RMB1,086.2 million (US$175.1 million), compared to RMB1,009.7 million (US$166.8 million) in 2013.

“Our mobile lodging transactions have surpassed 100,000 per day on peak days; and our lodging network has grown to more than 200,000 properties in China and more than 400,000 properties worldwide. Facing fierce competition, we are innovating more quickly and investing more in our products, technology and people than at any time in our history. We will continue to invest in order to accelerate our growth in 2015,” said Guangfu Cui, Chief Executive Officer of eLong.

Business Results

Total Revenues

Total revenues by product for the fourth quarter of 2014 as compared to the same period in 2013 were as follows (in RMB million):

* eLong brand room nights, excludes room nights from non-eLong brand distribution partners and resellers.

	Q4 2014	% Total	Q4 2013	% Total	Y/Y Growth
Hotel reservations	210.1	79%	224.4	80%	(6)%
Air ticketing	28.2	11%	32.5	12%	(13)%
Other	27.1	10%	23.5	8%	15%
Total revenues	265.4	100%	280.4	100%	(5)%

Total revenues by product for the full year 2014 as compared to 2013 were as follows (in RMB million):

	2014	% Total	2013	% Total	Y/Y Growth
Hotel reservations	938.8	81%	858.2	80%	9%
Air ticketing	125.4	11%	135.0	12%	(7)%
Other	99.9	8%	85.9	8%	16%
Total revenues	1,164.1	100%	1,079.1	100%	8%

Net Revenues

Net revenues for the fourth quarter decreased 6% to RMB246.2 million (US$39.7 million), compared to RMB261.0 million (US$43.1 million) in the fourth quarter of 2013.

Net revenues in 2014 increased 8% to RMB1,086.2 million (US$175.1 million), compared to RMB1,009.7 million (US$166.8 million) in 2013.

Hotel Reservations

Hotel revenue decreased 6% in the fourth quarter of 2014 compared to the same period in 2013, primarily due to lower hotel revenue per room night, partially offset by higher volume. Room nights stayed in the fourth quarter increased 27% year-on-year to 9.4 million, and hotel revenue per room night decreased due to the growth of our coupon program and lower commission rate hotel room nights for which we recognize revenues on a net basis, partially offset by the growth of prepurchased hotel room night transactions for which we recognize revenues on a gross basis. Hotel revenue comprised 79% of total revenues, compared to 80% in the prior year quarter.

Hotel revenue increased 9% for the full year 2014 compared to 2013, primarily due to higher room night volume, partially offset by a decline in hotel revenue per room night. Room nights stayed in 2014 increased 32% year-on-year to 34.2 million. Hotel revenue per room night decreased 17% due to the growth of lower commission rate and lower average daily rate hotel room nights and the expansion of our coupon program. Hotel revenue increased to 81% of total revenues from 80% in the prior year.

Air Ticketing

Air segments increased to 1.0 million in the fourth quarter, an increase 23% compared to the prior year period. Air revenue decreased 13% in the fourth quarter, primarily due to a decrease in air revenue per segment. Air revenue decreased to 11% of total revenues from 12% in the prior year quarter.

Air segments increased 8% to 3.3 million for the full year 2014. Air revenue for the full year 2014 decreased 7%, primarily due to a 14% decrease in air revenue per segment. Air revenue decreased to 11% of total revenues from 12% in the prior year.

Other

Other revenue is primarily derived from advertising and travel insurance. Other revenue increased 15% year-on-year in the fourth quarter of 2014, mainly driven by increased travel insurance revenue. Other revenue increased to 10% of total revenues in the fourth quarter, compared to 8% in the prior year quarter.

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Other revenue for the full year of 2014 increased 16% compared to 2013, mainly driven by growth in travel insurance and advertising revenues. Other revenue was 8% of total revenues, consistent with the prior year.

Gross Margin

Gross margin in the fourth quarter of 2014 decreased to 50% from 72% in the prior year quarter. Gross margin for full year 2014 decreased to 68%, compared to 74% in 2013. The decline in gross margin in the fourth quarter of 2014 and in the full year of 2014 was primarily due to lower hotel revenue per room night and the growth of prepurchased hotel room night transactions for which we recognize revenue on a gross basis.

Operating Expenses

Operating expenses for the fourth quarter of 2014 as compared to the same period in 2013 were as follows (in RMB million):

	Q4 2014	% of Net Revenue	Q4 2013	% of Net Revenue	Y/Y Growth
Service development	83.9	34%	53.0	20%	58%
Sales and marketing	180.4	73%	163.0	62%	11%
General and administrative	40.3	16%	32.6	13%	24%
Amortization of intangible assets	4.0	2%	1.3	-	N/M
Impairment of goodwill	5.5	2%	-	-	N/M
Charges related to property and equipment and intangible assets	-	-	1.7	1%	N/M
Total operating expenses	314.1	127%	251.6	96%	25%

Operating expenses for the full year of 2014 as compared to 2013 were as follows (in RMB million):

	2014	% of Net Revenue	2013	% of Net Revenue	Y/Y Growth
Service development	275.2	25%	178.1	18%	55%
Sales and marketing	644.4	59%	652.3	65%	(1)%
General and administrative	147.7	14%	90.7	9%	63%
Amortization of intangible assets	8.7	1%	4.0	-	N/M
Impairment of goodwill	5.5	1%	-	-	N/M
Charges related to property and equipment and intangible assets	-	-	1.9	-	N/M
Total operating expenses	1,081.5	100%	927.0	92%	17%

Total operating expenses increased 25% for the fourth quarter of 2014, compared to the prior year period. Operating expenses were 127% of net revenues in the fourth quarter of 2014, compared to 96% in the prior year quarter. Operating loss was RMB191.4 million in the fourth quarter of 2014, compared to operating loss of RMB63.2 million in the prior year quarter.

Total operating expenses increased 17% for the full year of 2014 compared to 2013. Total operating expenses increased to 100% of net revenues in 2014 from 92% in 2013. Operating loss was RMB315.9 million compared to operating loss of RMB178.2 million in the prior year.

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Service development expenses are expenses related to technology and our product offerings, including our mobile applications and websites, as well as our supplier relations function. In the fourth quarter of 2014, service development expenses increased 58%, primarily due to increased headcount. Service development expenses increased to 34% of net revenues in the fourth quarter of 2014, compared to 20% in the fourth quarter of 2013.

Service development expenses for the full year of 2014 increased 55% compared to 2013, mainly driven by increased headcount. Service development expenses increased to 25% of net revenues in 2014 from 18% in 2013.

Sales and marketing expenses for the fourth quarter of 2014 increased 11% over the prior year quarter, driven by increased mobile and online marketing expenses. Sales and marketing expenses increased to 73% of net revenues in the fourth quarter of 2014 from 62% in the fourth quarter of 2013. Sales and marketing expenses for the full year 2014 decreased 1% compared to 2013. Sales and marketing expenses decreased to 59% of net revenues in 2014 compared to 65% in 2013.

General and administrative expenses for the fourth quarter of 2014 increased 24% compared to the prior year quarter. General and administrative expenses increased to 16% of net revenues in the fourth quarter of 2014 from 13% in the fourth quarter of 2013.

General and administrative expenses for the full year 2014 increased 63% compared to 2013, mainly driven by higher share-based compensation charges, increased bad debt provision and increased professional fees. General and administrative expenses increased to 14% of net revenues in 2014 from 9% in 2013.

Other income/(expense) was negative RMB1.5 million in the fourth quarter of 2014 compared to other income of RMB20.7 million in the fourth quarter of 2013, primarily due to net loss on equity method investments of RMB18.0 million.

Other income was RMB57.8 million for the full year 2014 compared to other income of RMB65.2 million in 2013, primarily due to net loss on equity method investments, partially offset by increased government subsidies.

Income tax expense for the fourth quarter of 2014 was RMB16.5 million, compared to income tax expense of RMB3.5 million during the prior year quarter, mainly driven by the recording of a valuation allowance of RMB16.4 million on deferred tax assets in the fourth quarter of 2014.

Income tax expense for the full year 2014 was RMB13.1 million, compared to income tax expense of RMB59.5 million in 2013, mainly driven by recording of valuation allowance of RMB29.7 million on deferred tax assets in 2014 compared to a valuation allowance of RMB91.9 million on deferred tax assets in 2013.

Net loss for the fourth quarter of 2014 was RMB206.7 million, compared to net loss of RMB44.0 million during the prior year quarter. Net loss for the full year 2014 was RMB268.9 million, compared to net loss of RMB167.7 million in 2013.

Basic net loss per ADS and diluted net loss per ADS for the fourth quarter of 2014 were each RMB5.78 (US$0.94), compared to basic net loss per ADS and diluted net loss per ADS of RMB1.26 (US$0.22) in the prior year quarter. Net loss per ADS and diluted net loss per ADS for the full year of 2014 were each RMB7.58 (US$1.22), compared to net loss per ADS and diluted net loss per ADS of RMB4.82 (US$0.80) for 2013.

As of December 31, 2014, eLong held cash and cash equivalents, short-term investments and restricted cash of RMB1.9 billion (US$312 million), of which 91% was held in Renminbi and 9% was held in US dollars.

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Safe Harbor Statement

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “future,” “is/are likely to,” “should” and “will” and similar expressions as they relate to eLong are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward-looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Forward-looking statements include, but are not limited to, statements about our anticipated growth strategies, our future business development, results of operations and financial condition, our ability to control costs, limit losses and/or return to profitability, our ability to attract customers and leverage our brand, and trends and competition in the travel industry in China and globally. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause our actual performance and results to differ materially from those discussed in the forward-looking statements. Factors that could affect our actual results and cause our actual results to differ materially from those referred to in any forward-looking statement include, but are not limited to, declines or disruptions in the travel industry, international financial, political or economic crises, a slowdown in the PRC economy, an outbreak of bird flu or other disease, eLong’s reliance on maintaining good relationships with, and stable air and hotel inventory from, hotel suppliers and airline ticket suppliers, and on establishing new relationships with suppliers on similar terms, our reliance on the TravelSky GDS system for our air business, Baidu (and its subsidiary Qunar) and Qihoo for our search engine marketing, our reliance on maintaining commercial cooperation with hotel distribution partners, the risk that eLong will not be able to increase its brand recognition, the possibility that eLong will be unable to continue timely compliance with the Sarbanes-Oxley Act or other regulatory requirements, the risk that eLong will not be successful in competing against new and existing competitors, the risk that our infrastructure and technology are damaged, fail or become obsolete, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest and Tencent’s shareholding in eLong, risks relating to eLong’s investments in, and acquisitions of, other businesses and assets, fluctuations in the value of the Renminbi, inflation in China, changes in eLong’s management team and other personnel, risks relating to uncertainties in the PRC legal system, including risks relating to our affiliated Chinese operating entities, risks and uncertainties relating to litigation and arbitration in China, risks relating to the application of preferential tax policies, the risk that eLong will continue to incur substantial losses, and other risks mentioned in eLong’s filings with the U.S. Securities and Exchange Commission, including eLong’s Annual Report on Form 20-F.

If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward looking-statements. Investors should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this press release are qualified by reference to this cautionary statement.

Conference Call

eLong will host a conference call to discuss its fourth quarter and full year 2014 unaudited financial results on February 6, 2015 at 10:00 am Beijing time (February 5, 2015, 9:00 pm ET). The dial-in number is +1-866-844-9413 for U.S. participants; +852-3001-3802 for Hong Kong participants; and 86-400-810-4731 for participants in mainland China. International participants can dial +1-210-795-0512. Pass code: eLong. An archived web cast of this call will be available for one year on the Investor Relations section of the eLong web site at http://elong.investorroom.com/.

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About eLong, Inc.

eLong, Inc. (Nasdaq: LONG - News) is a leader in mobile and online accomodations reservations in China offering consumers a network of more than 400,000 properties worldwide. eLong technology enables travelers to book hotels, guesthouses, apartments and other accommodations, as well as air and train tickets, through convenient mobile and tablet applications (m.eLong.com), websites (www.eLong.com), 24 hour customer service, and easy to use tools such as destination guides, maps and user reviews. eLong’s largest shareholders are Expedia, Inc. (Nasdaq: EXPE) and Tencent Holdings Ltd. (HKSE: 0700).

For further information, please contact:

eLong, Inc.

Investor Relations

ir@corp.elong.com

+86-10-6436-7570

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eLong, Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(IN THOUSANDS EXCEPT PER SHARE AND PER ADS AMOUNTS)

	Three Months Ended				Year Ended
	Dec. 31, 2013	Sep. 30, 2014	Dec. 31, 2014	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2014
	RMB	RMB	RMB	USD(1)	RMB	RMB	USD(1)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Revenues:
Hotel reservations	224,350	269,822	210,060	33,855	858,229	938,787	151,305
Air ticketing	32,498	26,604	28,187	4,543	134,994	125,414	20,213
Other	23,585	27,104	27,170	4,379	85,913	99,874	16,097
Total revenues	280,433	323,530	265,417	42,777	1,079,136	1,164,075	187,615
Business tax, VAT and surcharges	(19,393)	(22,036)	(19,242)	(3,101)	(69,431)	(77,922)	(12,559)
Net revenues	261,040	301,494	246,175	39,676	1,009,705	1,086,153	175,056
Cost of services	(72,713)	(89,445)	(123,423)	(19,892)	(260,843)	(350,578)	(56,503)
Gross profit	188,327	212,049	122,752	19,784	748,862	735,575	118,553

Operating expenses:
Service development	(52,993)	(73,726)	(83,986)	(13,536)	(178,171)	(275,203)	(44,355)
Sales and marketing	(163,029)	(178,866)	(180,371)	(29,071)	(652,278)	(644,403)	(103,858)
General and administrative	(32,566)	(37,454)	(40,278)	(6,492)	(90,714)	(147,698)	(23,805)
Amortization of intangible assets	(1,230)	(1,465)	(4,002)	(645)	(3,965)	(8,670)	(1,397)
Impairment of goodwill	-	-	(5,496)	(885)	-	(5,496)	(886)
Charges related to property and equipment and intangible assets	(1,740)	-	-	-	(1,917)	-	-
Total operating expenses	(251,558)	(291,511)	(314,133)	(50,629)	(927,045)	(1,081,470)	(174,301)
Other operating income	-	-	-	-	-	30,000	4,835
Loss from operations	(63,231)	(79,462)	(191,381)	(30,845)	(178,183)	(315,895)	(50,913)

Other income/(expense):
Interest income	15,061	15,139	14,932	2,406	60,190	61,334	9,884
Government subsidy	5,948	2,684	2,074	334	7,369	16,353	2,636
Foreign exchange gain/(losses)	(532)	207	(812)	(131)	(1,931)	(4,079)	(657)
Net loss on equity method investments	-	-	(18,035)	(2,907)	-	(18,035)	(2,907)
Other	212	1,035	299	49	(413)	2,219	358
Total other income/(expense)	20,689	19,065	(1,542)	(249)	65,215	57,792	9,314

Loss before income tax benefit/(expense)	(42,542)	(60,397)	(192,923)	(31,094)	(112,968)	(258,103)	(41,599)
Income tax benefit/(expense)	(3,532)	4,915	(16,537)	(2,665)	(59,480)	(13,094)	(2,110)
Share of net income/(loss) in non-consolidated affiliates	1,598	(3,326)	(362)	(58)	4,243	(3,426)	(552)
Net loss	(44,476)	(58,808)	(209,822)	(33,817)	(168,205)	(274,623)	(44,261)
Net loss attributable to noncontrolling interests	475	502	3,091	498	475	5,680	915
Net loss attributable to eLong, Inc.	(44,001)	(58,306)	(206,731)	(33,319)	(167,730)	(268,943)	(43,346)
Other comprehensive income	-	-	-	-	-	-	-
Total comprehensive income/(loss)	(44,001)	(58,306)	(206,731)	(33,319)	(167,730)	(268,943)	(43,346)

Basic net loss per share	(0.63)	(0.82)	(2.89)	(0.47)	(2.41)	(3.79)	(0.61)
Diluted net loss per share	(0.63)	(0.82)	(2.89)	(0.47)	(2.41)	(3.79)	(0.61)

Basic net loss per ADS(2)(3)	(1.26)	(1.64)	(5.78)	(0.94)	(4.82)	(7.58)	(1.22)
Diluted net loss per ADS(2)(3)	(1.26)	(1.64)	(5.78)	(0.94)	(4.82)	(7.58)	(1.22)

Shares used in computing net loss per share:
Basic	69,934	70,943	71,573	71,573	69,455	70,918	70,918
Diluted	69,934	70,943	71,573	71,573	69,455	70,918	70,918

Share-based compensation charges included in:	30,987	29,877	5,307	856	63,338	97,675	15,743
Cost of services	944	1,012	345	56	2,673	3,089	498
Service development	5,983	9,330	2,898	467	19,563	25,941	4,181
Sales and marketing	4,444	(2,611)	725	117	8,137	5,422	874
General and administrative	19,616	22,146	1,339	216	32,965	63,223	10,190

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.2046 on December 31, 2014 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is made that the RMB amounts could have been, or could be, converted or settled into USD at the rates stated herein on the reporting dates, at any other rates or at all.

Note 2: 1 ADS = 2 shares.

Note 3: Non-GAAP financial measures

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eLong, Inc.

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2014
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	367,061	504,890	81,373
Short-term investments	1,485,800	1,306,634	210,591
Restricted cash	103,440	123,937	19,975
Accounts receivable, net	168,093	295,632	47,647
Amounts due from related parties	66,143	52,021	8,384
Prepaid expenses	33,652	55,417	8,932
Deferred tax assets, current	6,604	304	49
Advance to suppliers	17,846	75,285	12,134
Other current assets	58,034	104,923	16,910
Total current assets	2,306,673	2,519,043	405,995
Property and equipment, net	87,980	112,356	18,108
Investment in non-consolidated affiliates	52,067	96,942	15,624
Goodwill	96,256	181,322	29,224
Intangible assets, net	16,366	84,749	13,659
Deferred tax assets, non-current	11,141	516	83
Other non-current assets	58,194	51,123	8,241
Total non-current assets	322,004	527,008	84,939
Total assets	2,628,677	3,046,051	490,934

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	176,769	442,489	71,316
Income taxes payable	22,633	13	2
Amounts due to related parties	97,010	127,910	20,615
Deferred revenue	21,198	47,543	7,663
Accrued expenses and other current liabilities	337,903	549,893	88,627
Total current liabilities	655,513	1,167,848	188,223
Deferred tax liabilities, non-current	2,034	21,187	3,415
Other liabilities	45	44	7
Total non-current liabilities	2,079	21,231	3,422
Total liabilities	657,592	1,189,079	191,645

Shareholders’ equity
Ordinary shares	2,864	2,908	469
High-vote ordinary shares	2,691	2,691	434
Treasury stock, at cost	(30,930)	(21,848)	(3,521)
Additional paid-in capital	2,298,133	2,397,868	386,466
Statutory reserves	20,123	3,665	590
Accumulated deficit	(340,892)	(607,621)	(97,931)
Total eLong, Inc. shareholders’ equity	1,951,989	1,777,663	286,507
Noncontrolling interest	19,096	79,309	12,782
Total shareholders’ equity	1,971,085	1,856,972	299,289
Total liabilities and shareholders’ equity	2,628,677	3,046,051	490,934

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Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes certain non-GAAP financial measures including basic net income/(loss) per ADS, diluted net income/(loss) per ADS, Adjusted Earnings Before Interests, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), Adjusted Net Income/(Loss) (“ANI”) and Adjusted Net Income/(Loss) Per Share. We believe these non-GAAP financial measures may help investors understand eLong’s current financial performance and compare business trends among different reporting periods. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. We seek to compensate for the limitations of the non-GAAP measures presented by also providing the comparable GAAP measures, GAAP financial statements, and descriptions of the reconciling items and adjustments, to derive the non-GAAP measures.

Adjusted EBITDA is defined as net income/(loss) plus (1) interest expense (income); (2) income tax expense (benefit); (3) depreciation; (4) amortization of intangible assets; (5) share-based compensation charges; (6) foreign exchange losses (gains); (7) acquisition-related impacts, including (i) goodwill and intangible asset impairment, and (ii) losses (gains) recognized on non-controlling investment basis adjustments when we acquire controlling interests; and (8) certain other items, including restructuring charges, impairment loss on equity method investment and equity in net loss/(income) of affiliates. We believe Adjusted EBITDA is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, if any, and income tax expense (benefit). Since share-based compensation charges are non-cash expenses, we believe excluding them from our calculation of Adjusted EBITDA allows us to provide investors with a more useful tool for assessing our operating and financial performance. In addition, we believe that Adjusted EBITDA is used by other companies and may be used by investors as a measure of our financial performance. The presentation of Adjusted EBITDA should not be construed as an indication that eLong’s future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business. The use of Adjusted EBITDA has certain limitations. Amortization and depreciation expenses for various non-current assets, share-based compensation charges, other income/(expenses), and income tax expense (benefit) have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of eLong’s liquidity. We seek to compensate for these limitations by providing the relevant disclosure of our amortization and depreciation expenses, and share-based compensation charges in the reconciliations to the GAAP financial measure. The term Adjusted EBITDA is not defined under GAAP, and Adjusted EBITDA is not a measure of net income/(loss), income/(loss) from operations, operating performance or liquidity presented in accordance with GAAP. In addition, eLong’s Adjusted EBITDA may not be comparable to Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA in the same manner as we do.

Adjusted EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of this non-GAAP financial measure to GAAP below.

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eLong, Inc.

TABULAR RECONCILIATION FOR NON-GAAP MEASURE

Adjusted EBITDA

(IN THOUSANDS)

	2013 (Unaudited)		2014 (Unaudited)
	Q4	2013	Q1	Q2	Q3	Q4	2014
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net income/(loss) attributable to eLong, Inc.	(44,001)	(167,730)	(35,368)	31,462	(58,306)	(206,731)	(268,943)
Net loss attributable to noncontrolling interests	(475)	(475)	(996)	(1,091)	(502)	(3,091)	(5,680)
Interest income	(15,061)	(60,190)	(15,767)	(15,496)	(15,139)	(14,932)	(61,334)
Government subsidy	(5,948)	(7,369)	(2,819)	(8,776)	(2,684)	(2,074)	(16,353)
Income tax expense/(benefit)	3,532	59,480	7,702	(6,230)	(4,915)	16,537	13,094
Depreciation	8,531	33,177	9,123	10,064	10,665	11,500	41,352
Amortization of intangible assets	1,230	3,965	1,736	1,467	1,465	4,002	8,670
Share-based compensation charges	30,987	63,338	28,858	33,633	29,877	5,307	97,675
Impairment of goodwill	-	-	-	-	-	5,496	5,496
Charges related to property and equipment and intangible assets	1,740	1,917	-	-	-	-	-
Foreign exchange losses/(gain)	532	1,931	930	2,544	(207)	812	4,079
Net loss on equity method investments	-	-	-	-	-	18,035	18,035
Other	(1,854)	(3,874)	(510)	(539)	2,291	63	1,305
Adjusted EBITDA	(20,787)	(75,830)	(7,111)	47,038	(37,455)	(165,076)	(162,604)

Adjusted Net Income/(Loss) generally captures all items on the statements of operations that occur in normal course operations and have been, or ultimately will be, settled in cash, and is defined as net income/(loss) plus net of tax: (1) share-based compensation charges; (2) acquisition-related impacts, including (i) amortization of intangible assets, including as part of equity-method investments, and goodwill and intangible asset impairment, (ii) losses (gains) recognized on changes in the value of contingent consideration arrangements, and (iii) losses (gains) recognized on non-controlling investment basis adjustments when we acquire controlling interests; (3) foreign exchange losses; (4) certain other items, including restructuring charges; and (5) discontinued operations. We believe Adjusted Net Income/(Loss) is useful to investors because it represents eLong’s results, taking into account depreciation, which management believes is an ongoing cost of doing business, but excluding the impact of other non-cash expenses, infrequently occurring items and items not directly tied to the core operations of our businesses.

Adjusted Net Income/(Loss) Per Share is defined as Adjusted Net Income/(Loss) divided by adjusted weighted average shares outstanding, which includes dilution from options and warrants per the treasury stock method and includes all shares relating to Performance Units in shares outstanding for Adjusted Net Income/(Loss) Per Share. This differs from the GAAP method for including Performance Units, which treats them on a treasury stock method basis. Shares outstanding for Adjusted Net Income/(Loss) Per Share purposes are therefore higher than shares outstanding for GAAP Net Income/(Loss) Per Share purposes. We believe Adjusted Net Income/(Loss) Per Share is useful to investors because it represents, on a per share basis, eLong’s consolidated results, taking into account depreciation, which we believe is an ongoing cost of doing business, as well as other items which are not allocated to the operating businesses such as interest income and income tax expense/(benefit), but excluding the effects of non-cash expenses not directly tied to the core operations of our businesses. Adjusted Net Income/(Loss) and Adjusted Net Income/(Loss) Per Share have similar limitations as Adjusted EBITDA. In addition, Adjusted Net Income/(Loss) does not include all items that affect our net income/(loss) and net income/(loss) per share for the period. Therefore, we think it is important to evaluate these measures along with our consolidated statements of operations.

Adjusted Net Income/(Loss) and Adjusted Net Income/(Loss) Per Share should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of these non-GAAP financial measures to GAAP below.

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eLong, Inc.

TABULAR RECONCILIATION FOR NON-GAAP MEASURE

Adjusted Net Income/(Loss) and Adjusted Net Income/(Loss) Per Share

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	2013 (Unaudited)		2014 (Unaudited)
	Q4	2013	Q1	Q2	Q3	Q4	2014
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net income/(loss) attributable to eLong, Inc.	(44,001)	(167,730)	(35,368)	31,462	(58,306)	(206,731)	(268,943)
Net loss attributable to noncontrolling interests	(475)	(475)	(996)	(1,091)	(502)	(3,091)	(5,680)
Share-based compensation charges	30,987	63,338	28,858	33,633	29,877	5,307	97,675
Impairment of goodwill	-	-	-	-	-	5,496	5,496
Charges related to property and equipment and intangible assets	1,740	1,917	-	-	-	-	-
Amortization of intangible assets	1,230	3,965	1,736	1,467	1,465	4,002	8,670
Foreign exchange losses	532	1,931	930	2,544	(207)	812	4,079
Net loss on equity method investments	-	-	-	-	-	18,035	18,035
Other	(553)	(387)	(390)	(150)	809	575	844
Adjusted net income/(loss)	(10,540)	(97,441)	(5,230)	67,865	(26,864)	(175,595)	(139,824)

Shares used in computing adjusted net income/(loss) per share:
GAAP diluted weighted average shares outstanding	69,934	69,455	70,486	71,392	70,943	71,573	70,918
Additional performance units	7,590	3,503	7,428	7,423	7,409	6,410	7,171
Adjusted weighted average shares outstanding	77,524	72,958	77,914	78,815	78,352	77,983	78,089

Adjusted net income/(loss) per share	(0.14)	(1.34)	(0.07)	0.86	(0.34)	(2.25)	(1.79)

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